UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of May 2025

_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 3100401, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 21, 2025, Elbit Systems Ltd. (the “Registrant”) entered into an underwriting agreement (the “Underwriting Agreement”) with BofA Securities, Inc., as representative of the several underwriters named therein (collectively, the “Underwriters”), in connection with the issuance and sale by the Registrant in an offering of 1,365,450 ordinary shares, par value 1.00 New Israeli Shekel per share (the “Ordinary Shares”), at a price to the public of $375 per Ordinary Share, for total gross proceeds of approximately $512 million (the “Offering”).

In addition, the Registrant granted the Underwriters a 30-day option to purchase up to an additional 204,817 Ordinary Shares (the “Option”). On May 22, 2025, the Underwriters exercised the Option in full, for additional total gross proceeds of approximately $76.8 million.

All Ordinary Shares sold in the Offering were offered by the Registrant and listed for trading on the Nasdaq Global Select Market. The Offering closed on May 23, 2025.

A Registration Statement on Form F-3 (File No. 333-287480) (the “Registration Statement”) was filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 21, 2025 and became automatically effective. The Offering was made only by means of a prospectus supplement and accompanying prospectus.

The Underwriting Agreement contains customary representations, warranties and agreements by the Registrant, customary conditions to closing, indemnification and contribution obligations of the Registrant and the Underwriters including for certain liabilities under the Securities Act of 1933, as amended, and other obligations of the parties, and termination provisions. The foregoing description is not complete and does not purport to be a complete description of the rights and obligations of the parties thereunder, and is qualified in its entirety by reference to the Underwriting Agreement that is filed as Exhibit 1.1 to this Report on Form 6-K (the “Report”) and is incorporated by reference herein and into the Registration Statement.

A copy of the opinion of Herzog, Fox & Neeman relating to the validity of the Ordinary Shares issued and sold in the Offering is attached hereto as Exhibit 5.1, and the consent of such counsel relating to the incorporation of such opinion into the Registration Statement is included in such Exhibit 5.1 and referenced as Exhibit 23.2 hereto.

This Report shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein, nor shall there be any offer, solicitation, or sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offer, solicitation or sale of such securities has been made in accordance with the registration requirements of the Securities Act of 1933, as amended.

INCORPORATION BY REFERENCE

The information contained in this Report, including Exhibits 1.1, 5.1 and 23.2 hereto is hereby incorporated by reference into all effective registration statements filed by the Registrant with the SEC or with the Israel Securities Authority (the “ISA”), including without limitation the Registrant’s Registration Statement on Form F-3 (File No. 333-287480), the Registrant’s Registration Statement on Form S-8 (File No. 333-266900), the Registrant’s Registration Statement on Form S-8 (File No. 333-223785) and the Registrant’s Shelf Prospectus filed with the ISA (File No. 2023-02-110202).
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Pinchas Confino Adi
Name:	Pinchas Confino Adi
Title:	Corporate Secretary

Date: May 23, 2025

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement dated May 21, 2025 between Elbit Systems Ltd. and BofA Securities, Inc., J.P. Morgan Securities LLC, Jefferies LLC and Morgan Stanley & Co. LLC, as Underwriters
5.1	Opinion of Herzog Fox & Neeman
23.2	Consent of Herzog Fox & Neeman (included in Exhibit 5.1)